UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F

   Application for Deregistration of Certain Registered Investment Companies

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

         (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

         (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

         (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment Registration"); or

         (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.       No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirements to timely file a final Form N-SAR with the Commission. See rule 30b-1 under the Act [17 CFR 270.30b1]; Form N-SAR [17 CFR 274.101].

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SEC's Collection of Information
-------------------------------
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE


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I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [  ]     Merger

         [X ]     Liquidation

         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a Business Development Company
                  (Note:  Business Development Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  Nomura Pacific Basin Fund, Inc.

3.   Securities and Exchange Commission File No.:  811-04269, 2-96612

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

         [  ]    Initial Application                 [ X ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     c/o Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, 26th Floor, New York, NY 10038

6. Name, address and telephone number of individuals the Commission staff should contact with any questions regarding this form:

     John A. MacKinnon, Esq. or Robert J. Borzone, Jr., Esq., Sidley Austin Brown & Wood LLP, 875 Third Avenue, New York, NY 10022.

     Mr. Borzone (212-906-2799, ext. 3020), Mr. MacKinnon (212-906-2125).

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

     John J. Boretti, Senior Vice President, Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, 26th Floor, New York, NY 10038. Telephone
     Number: (212) 509-1538.

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.



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8.   Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end                        [    ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Manager - Nomura Asset Management U.S.A. Inc., 180 Maiden Lane, New York, NY 10038.

     Investment Adviser - Nomura Asset Management Co., Ltd., 1-14, 2-chome, Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan.

     Investment Adviser - Nomura Asset Management Singapore Limited, 6 Battery Road, #40-02 Singapore 049909.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Funds Distributor, Inc., 60 State Street, Boston, Massachusetts 02109 (August 1999 - January 2002).

     Nomura Securities International, Inc., 2 World Financial Center, New York, New York 10281-1198 (March 1985 - August 1999).

13.  If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):  Not Applicable

         (b)      Trustee's name(s) and address(es):  Not Applicable

14. Is there a UIT registered under the act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [  ]      Yes               [X]     No

      If Yes, for each UIT state:
                  Name(s):


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                  File No.:  811-__________

                  Business Address:

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes              [   ]    No

                  If Yes, state the date on which the board vote took place:
                  November 13, 2001.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes              [   ]    No

                  If Yes, state the date on which the shareholder vote took place: January 15, 2002.


                  If No, explain:

II.     Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ X ]    Yes              [   ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions: January 24, 2002

         (b)      Were the distributions made on the basis of net assets?

                  [ X ]    Yes              [   ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [ X ]    Yes              [   ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

         (e)      Liquidation only:
                  Were any distributions to shareholders made in kind?

                  [   ]    Yes              [ X ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders.

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17.  Closed-end funds only:
     Has the fund issued senior securities?

         [   ]    Yes               [   ]   No

         If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders.

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [   ]    Yes               [ X ]   No

     If No,
         (a) How many shareholders does the fund have as of the date this form is filed? None.

         (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes               [ X ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ X ]    Yes               [   ]   No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: 355 shares of Kookmin Bank, and dividends receivable.

         (b) Why has the fund retained the remaining assets? The 355 shares of Kookmin Bank and the dividends receivable have not been received by the Fund as of January 24, 2002.

         (c) Will the remaining assets be invested in securities? The 355 shares of Kookmin Bank are securities, and the dividends receivable are non-cash assets. These assets will be used to pay the liabilities described in Item 21 below. It is not expected that the value of the Fund's remaining assets will change; and the loan from the Fund's custodian, which is the Fund's only liability, is for the exact value of those assets. However, in the event that the value of the Fund's remaining assets exceeds the Fund's remaining liabilities, such amount will be paid to the Fund's Manager in lieu of the fact that the Fund's Manager has been waiving its entire management fee for the past three years. Any amount paid to the Manager, if any, will not exceed the

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                  management fee earned and waived by the Manager for the
                  Fund's most recently completed fiscal year.

         [   ]    Yes               [ X ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ X ]    Yes               [   ]   No

         If Yes,
         (a) Describe the type and amount of each debt or other liability: Loan from the Fund's custodian.

         (b) How does the fund intend to pay these outstanding debts or other liabilities? The assets described in Item 20 will be used to pay these liabilities.

IV.    Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation

                  (i)      Legal expenses:                                  $0

                  (ii)     Other expenses (list and identify separately):
                           Directors' Fees                                  $0
                           Accountants                                      $0
                           Printing of Proxy Statement                      $0
                           Transfer Agent                                   $0
                           Annual Meeting                                   $0
                           Transfer Taxes                                   $0
                           Total                                            $0

                  (iii)    Total expenses (sum of lines (i) to (iii)):      $0

         (b)      How were those expenses allocated?

                  Nomura Asset Management U.S.A. Inc., the Fund's Manager, bore all of the expenses incurred by the Fund in connection with the Fund's Liquidation, except that the Fund bore all portfolio transaction costs incurred in connection with the Liquidation.

         (c)      Who paid those expenses?

                  Nomura Asset Management U.S.A. Inc. paid all of the expenses incurred by the Fund in connection with the Fund's Liquidation, except that the Fund paid all portfolio transaction costs incurred in connection with the Liquidation.


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         (d)      How did the fund pay for unamortized expenses (if any)?

                  Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes               [ X ]   No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes               [ X ]   No

         If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes               [ X ]   No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                 VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Nomura Pacific Basin Fund, Inc., (ii) he is a Vice President of Nomura Pacific Basin Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


Dated:  March 7, 2002                     /s/   David G. Stoeffel
                                                Vice President





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